

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 25, 2013

Via E-mail
Mr. Christopher Foulds
Chief Financial Officer and Treasurer
ETFS Gold Trust
c/o ETF Securities USA LLC
48 Wall Street, 11th Floor
New York, NY 10005

> **Re: ETFS Gold Trust**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed February 28, 2013**
> **File No. 1-34441**

Dear Mr. Foulds:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2012

General

1.   In future Exchange Act periodic reports, please provide a more detailed discussion of the market for gold.

Item 1. Business, page 1

The Trustee, page 5

2.   We note your disclosure that the Trustee has no right to visit the premises of any sub-custodian for the purposes of examining the Trust's gold. In future Exchange Act periodic reports, please clarify whether the Sponsor has any right to visit the premises of any sub-custodian for purposes of examining the gold.

Custody of the Trust's Gold, page 7

3.   We note your disclosure regarding the custody of the trust's gold. In future Exchange
Act periodic reports, please identify and discuss in greater detail the controls that are in
place to ensure that the gold held by the trust is safe.

Item 5. Market for Registrant's Common Equity, Related Stockholder . . . , page 18

4.   We note your disclosure of the number of shares of the trust outstanding as of February
26, 2013. In future Exchange Act periodic reports, please also disclose the approximate
number of holders of the shares of the trust as of the latest practicable date or
advise. Please refer to Item 201(b)(1) of Regulation S-K.

Introduction, page 24

5.   We note your statement that "[a] list of current Authorized Participants is available from
the Sponsor or the Trustee." In future Exchange Act periodic reports, please disclose the
identities of the authorized participants.

Item 9A. Controls and Procedures, page 29

6.   In light of your failure to provide the consent of your registered independent public
accounting firm within the original filing of your Form 10-K for the fiscal year ended
December 31, 2012, please tell us the basis for your conclusion that your disclosure
controls and procedures were effective as of December 31, 2012.

Item 10. Directors, Executive Officers and Corporate Governance, page 32

7.   We note your disclosure that this item is not applicable. However, for those persons who
perform policy making functions typically performed by an executive officer or persons
who perform the functions typically performed by a director on behalf of the registrant, in
future Exchange Act reports, please provide the information required by Item 401 of
Regulation S-K. Refer to Rule 3b-7 and under the Exchange Act and Rule 405 of
Regulation C.

Item 12. Security Ownership of Certain Beneficial Owners and . . . , page 32

Security Ownership of Certain Beneficial Owners, page 32

8.   We note your tabular disclosure of shareholders that beneficially own more than five
percent of the outstanding shares of the trust. In future Exchange Act periodic reports,
please also identify the persons who, directly or indirectly, have or share voting and/or
investment power with respect to the shares held by legal entities, such as BlackRock,
Inc. Please refer to Instruction 2 to Item 403 of Regulation S-K and Rule 13d-3 under the
Exchange Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Attorney-Adviser at 202.551.3789 or Tom Kluck, Legal Branch Chief at 202.551.3233 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief